FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 000-32953

Copamex, S.A. de C.V.
(Translation of Registrant’s name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

By: /s/ Carlos Luis Díaz Sáenz
Carlos Luis Díaz Sáenz
General Counsel

Date: July 3, 2003

COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Press Release
For Immediate Release

COPAMEX REACHED A LOAN AGREEMENT WITH THE IFC, TO
REDUCE AND REFINANCE ITS DEBT

Monterrey, N.L. Mexico, July 1, 2003– Copamex, S.A. de C.V., one of the leading producers of paper-based consumer and industrial products in Mexico, Nicaragua and Costa Rica, announced today the signing of a loan agreement with the International Finance Corporation (“IFC”), to reduce and refinance its debt.

IFC has approved a US$216 million refinancing and debt reduction package aimed at refinancing a substantial part of Copamex’s debt. The approved package is comprised of (i) an “A Loan” of up to US $50 million (for the account of IFC); (ii) a “B Loan” of up to US $60 million to be syndicated among credit institutions; (iii) a quasi equity investment of up to US $25 million (for the account of IFC) (“C Loan”); and (iv) the arranging support in order to syndicate a loan of up to US $81 million from local lenders (“Parallel Loan”). IFC will also provide Copamex with a swap of the dollar denominated loans into Mexican Pesos.

The financing package is part of Copamex’s debt reduction and refinancing strategy which will strengthen its financial structure by extending the maturity of its loans and reducing its foreign exchange exposure. A small portion of the financing will assist Copamex with its ongoing modernization program necessary to keep the company in a strong competitive position.

Contacts:

Francisco Elosua Garza	Ricardo Garza Kalifa
Investor Relations Manager	Investor Relations
Tel. + 52 (81) 8152–6125	Tel. +52 (81) 8152–6126
Fax. + 52 (81) 8152–6129	Fax. + 52 (81) 8152–6129
frelosua@copamex.com	rgarzaka@copamex.com

“This press release may contain forward-looking statements concerning Copamex’s future performance and/or results of operations and should be considered as good faith estimates of Copamex. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact Copamex’s actual performance or results of operations.”